UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

March 01, 2016

Barclays PLC and
Barclays Bank PLC
(Names of Registrants)

 1 Churchill Place
London E14 5HP
England
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F x           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No x

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This Report is a joint Report on Form 6-K filed by Barclays PLC and Barclays
Bank PLC. All of the issued ordinary share capital of Barclays Bank PLC is owned by Barclays PLC.

This Report comprises:

Information given to The London Stock Exchange and furnished pursuant to
General Instruction B to the General Instructions to Form 6-K.

EXHIBIT INDEX

Exhibit No. 1	Total Voting Rights and Home Member State dated 01 February 2016
Exhibit No. 2	Director/PDMR Shareholding dated 22 February 2016

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each of the registrants has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BARCLAYS PLC
(Registrant)

Date: March 01, 2016

By: /s/ Patrick Gonsalves
----------------------
Patrick Gonsalves
Deputy Secretary

BARCLAYS BANK PLC
(Registrant)

Date: March 01, 2016
By: /s/ Patrick Gonsalves
----------------------
Patrick Gonsalves
Joint Secretary

Exhibit No. 1

1 February 2016

Barclays PLC
Total Voting Rights and Capital and Home Member State

In accordance with the Financial Conduct Authority's (FCA) Disclosure and Transparency Rule 5.6.1R, Barclays PLC notifies the market that as of 31 January 2016, Barclays PLC's issued share capital consists of 16,806,994,463 Ordinary shares with voting rights.

There are no ordinary shares held in Treasury.

The above figure (16,806,994,463) may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, Barclays PLC under the FCA's Disclosure and Transparency Rules.

For the purposes of Disclosure and Transparency Rule 6.4.1R, the Home Member State of Barclays PLC is the United Kingdom.

Exhibit No. 2

                                                                22 February 2016

BARCLAYS PLC

TRANSACTION BY PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES

Barclays PLC (the "Company") announces that on 22 February 2016 it was notified by the trustee of the Barclays Group Global Sharepurchase Plan ('the Plan') that it had acquired and now holds Barclays PLC American Depositary Shares ('ADSs') on behalf of Amer Sajed, a person discharging managerial responsibility ('PDMR'), and also awarded 'Matching ADSs' to him, as set out below:

PDMR	Date of transaction	Number of ADSs* acquired	Number of 'Matching ADSs' awarded	Market Price per ADS
Amer Sajed	16 February 2016	260	104	$9.27451

*Each ADS represents four Barclays PLC Ordinary shares of 25 pence each ('Shares').

Under the Plan employees are able to acquire Shares or ADSs out of deductions from salary and are also granted an award over an equivalent number of Shares or ADSs free of charge ('Matching Shares' or 'Matching ADSs'), up to the limits set out in the Plan, which may be released subject to the rules of the Plan, as amended from time to time.

The transactions took place on the New York Stock Exchange.

This announcement is made in accordance with the requirements of DTR 3.1.4R.

-Ends-

For further information please contact:

Investor Relations	Media Relations
Kathryn McLeland	Tom Hoskin
+44 (0)207 116 4943	+44 (0)20 7116 4755